12600 Hill Country Boulevard Suite R-100 Austin, Texas 78738 512-538-2300

July 2, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Jennifer Gowetski

RE:                          Summit Hotel Properties, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 25, 2014

File No. 1-35074

Dear Ms. Gowetski:

This letter is being submitted in response to the comment communicated on June 26, 2014 by the staff of the Division of Corporate Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) regarding the above-referenced Annual Report on Form 10-K filed by Summit Hotel Properties, Inc. (the “Company”).

For the Staff’s convenience, the Staff’s comment is paraphrased below in italics with the Company’s response to the comment set out immediately below it.

Form 10-K for the Year Ended December 31, 2013

Disclosure of non-GAAP measure for Funds From Operations (“FFO”)

The Staff notes that the Company does not include a discussion of FFO in the Management’s Discussion and Analaysis (the “MDA”) of its Annual Report on Form 10-K for the year ended December 31, 2013.  Please note whether FFO is an important non-GAAP measure used by the Company in the operation of its business that should be disclosed in accordance with SEC Regulation G and Item 10(e) of Regulation S-K.  If not, please explain why it is not considered an important non-GAAP measure of performance.  If it is considered an important non-GAAP measure, please indicate that such measure and related discussion will be included in the MDA of future filings of the Company’s Annual Report on Form 10-K.

RESPONSE: FFO is a measure adopted by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) in 1991 in order to promote a supplemental industry-wide measure of REIT operating performance that would not have certain drawbacks associated with net income under generally accepted accounting principles.  The definition was clarified in 1995, 1999 and 2002.  The definition currently is as follows:

Funds From Operations means net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.  Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.

The Company has not previously reported FFO, after consultation with its legal and accounting advisors, because the metric is not required to be reported under Regulations S-K or S-X and because the Company’s calculation is not precisely in accordance with the NAREIT definition.  However, the Company does consider its measure of FFO to be an important non-GAAP metric related to the performance of its business.  As such, the Company will include the presentation of  its measure of FFO in its future filings beginning with the Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

Although many REITs commonly report FFO substantially in accordance with the NAREIT definition provided above, there is variation in the calculation of FFO within the industry.   The Company’s calculation of FFO varies from the NAREIT definition provided above related to depreciation and amortization.  The variation from the standard definition of FFO results in measures of FFO among companies in the industry that are not precisely comparable.

Our presentation of FFO will include appropriate discussion and cautionary statements concerning our calculation of FFO and presentation of  FFO as a non-GAAP measure in accordance with SEC Regulation G and Item 10(e) of Regulation S-K.  Furthermore, the Company will disclose that our calculation of FFO differs from the standard definition adopted by NAREIT and may differ from the calculation of FFO by other companies in our industry; and as such, our calculation of FFO may not be comparable to that of other companies in our industry.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings;

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding our response above, please do not hesitate to call the undersigned at 512-538-2441.

Very truly yours,

/s/ Paul Ruiz
Paul Ruiz
Chief Accounting Officer
Interim Chief Financial Officer

Cc:        Daniel P. Hansen, Chief Executive Officer

Christopher R. Eng, General Counsel and Chief Risk Officer

Jennifer L. Larsen, Partner, Hagan Wilka & Archer, LLP